August 26, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Mr. Larry Spirgel

Re:	Strategic Global Investment, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Submitted July 23, 2015

CIK No. 0000823187

Dear Mr. Spirgel:

This letter is being furnished on behalf of Strategic Global Investments, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 14, 2015 to Mr. Andrew Fellner, Chief Executive Officer of the Company, with respect to the Company’s draft Offering Statement on Form 1-A (the “Offering Statement”), which was submitted to the Commission on July 23, 2015.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each comment.

In addition, on behalf of the Company, we are also filing today Amendment No. 1 to the Offering Statement (the “Amendment No. 3”) which has been revised to reflect the Company’s responses to the comments from the Staff. All page numbers in the responses below refer to the Amendment 1, except as otherwise noted. We are also providing to the Staff under separate cover, a courtesy package consisting of four (4) copies of Amendment No. 1, which have been marked to show changes from the Offering Statement.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

August 26, 2015

Offering Circular Cover Page

1. We note your statement that “[i]f all of the Shares are sold, we will issue an additional 95,000,000 shares of Common Stock.” Please remove this statement as these additional sales would be subject to an additional and separate registration or offering statement.

Response: The Company has revised the statement referenced in the Comment to make clear that it is only talking about the subject offering possibly resulting in there being 95,000,000 shares issued above those which are already issued and outstanding. See Offering Circular Cover Page in Amendment No. 1.

Our Business, page 1

2. We note your certification in Part 1, Item 2 of your Offering Statement which identifies your principal place of business as being in the United States or Canada. It appears however that your principal place of business is in Los Cabos, Mexico. Please advise or revise.

Response: The Company respectfully disagrees with the Staff’s conclusion that its principal place of business is in Mexico. The Company owns several assets, one of which is land in Los Cabos, and it believes that it has a fiduciary duty to its stockholders to manage all those assets to maximize the return to stockholders. Hence the reference in its name to “Global Investments”.

It seems to the Company very clear that its principal place of business is in Carlsbad, California, which is where all major business decisions, whether operational, sales, marketing or financial are made. No one in Los Cabos, Mexico has the authority to make material decisions for the Company. Those can only be made by the Company’s executives in Carlsbad. The activity that is going on in Los Cabos is just a couple of workmen completing the building of two houses. The marketing of time share units is being done in the US and Canada, through sales agents, under the direction of the Company’s employees in Carlsbad. Any sales activity in Los Cabos will be done under the direction of Company’s executives in Carlsbad, who will have final approval of any timeshare unit sale in Los Cabos. All hiring and firing decisions are made in Carlsbad. Finally, the Company has no business office in Los Cabos. People who wish to contact the Company do so by communicating with its only office, which is in Carlsbad.

Further, because of the low rate of return on commercially available debt instruments, the Company has made loans to a golf course and on two residential houses all located in the United States in the amount of $385,000 in hopes of getting a better return on its funds which are not currently needed. Finally, the Company has some videos which it produced under its prior business plan. It believes that those videos have value, and accordingly, it continues to market those videos in the US from its offices in Carlsbad.

As a result of the foregoing, the Company strongly believes that all of its business operations are being run out of its offices in Carlsbad, which makes it the Company’s principal place of business.

If you have any questions concerning the above, please call the undersigned.

Very truly yours,

/s/ Warren J. Archer
Warren J. Archer

WJA/lk

Enclosures

cc:	Mr. William Mastrianna

Mr. Andrew Fellner